EXHIBIT 99.1

Press Release Including 2005 Outlook

Exhibit 99.1

third quarter 2005

Report to shareholders for the period ended September 30, 2005 energy for the future

expanding beyond

Repair and expansion work completed,

company targets strong fourth quarter

High commodity prices and insurance proceeds

offset reduced production

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain prior period amounts have been restated to conform to the current year’s presentation. Certain financial measures referred to in this document are not prescribed by generally accepted accounting principles (GAAP). For a description of these measures, see “Non GAAP Financial Measures” in Suncor’s 2005 third quarter management’s discussion and analysis. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation. Base operations refer to oil sands mining and upgrading operations.

Suncor Energy Inc. reported third quarter 2005 net earnings of $341 million ($0.75 per common share), compared to $337 million ($0.74 per common share) in the third quarter of 2004. Excluding the effects of unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt, 2005 third quarter net earnings were $288 million ($0.63 per common share), compared to $273 million ($0.60 per common share) in the third quarter of 2004. Cash flow from operations was $651 million in the quarter, compared to $585 million in the third quarter of 2004.

The increase in net earnings was due to higher commodity prices, receipt of fire insurance proceeds, higher refining margins and sales volumes in Suncor’s U.S. downstream operations, and lower net interest expenses. This was offset by lower oil sands production and by lower foreign exchange gains on the company’s U.S. dollar denominated long-term debt. With the exception of foreign exchange gains, the same factors impacted third quarter cash flow.

Net earnings for the first nine months of 2005 were $551 million ($1.21 per common share), compared to $755 million ($1.67 per common share) for the same period in 2004. Cash flow from operations for the first nine months of 2005 was $1.250 billion, compared to $1.489 billion in 2004.

Suncor’s total upstream production averaged 184,500 barrels of oil equivalent (boe) per day during the third quarter, compared to 274,600 boe per day in the third quarter of 2004.

Oil sands production during the quarter averaged 148,200 barrels per day (bpd), including 23,000 bpd of in-situ bitumen production. This compares to the third quarter of 2004, when production averaged 237,500 bpd, including 7,300 bpd of in-situ bitumen production. Natural gas production in the third quarter of 2005 was 200 million cubic feet (mmcf) per day, compared to third quarter 2004 production of 201 mmcf per day.

During the third quarter, Suncor completed repairs to portions of the oil sands plant damaged by fire on January 4, 2005 and, in October, the company also completed an expansion project that increased oil sands production capacity to 260,000 bpd from the previous capacity of 225,000 bpd. The expansion project was completed on budget and ahead of schedule.

“This major milestone in Suncor’s growth plans sets the stage for a strong finish to 2005 and a solid 2006,” said Rick George, president and chief executive officer. “Increased production capacity and strong commodity prices provide us with a solid financial base to pursue our growth plans.”

With the increase in upgrader capacity, bitumen produced from in-situ operations is now being upgraded. (In the past, nearly all of Suncor’s in-situ bitumen production had been sold directly to the market.) In-situ bitumen production is expected to continue to increase with the commissioning and start-up of stage two of Suncor’s Firebag operation in the fourth quarter. Construction of stage two was also completed on budget and on schedule.

In Suncor’s downstream operations, the company’s U.S. refining and marketing business generated refining margins of 8.9 cents per litre (cpl), compared to 5.1 cpl during the third quarter of 2004. Retail margins averaged 7.5 cpl in the third quarter of 2005, compared to 4.2 cpl the year before. In the company’s Canadian downstream operations, Suncor generated refining margins of 9.2 cpl in the third quarter of 2005, compared to 8.8 cpl during the third quarter of 2004. Retail margins were 5.4 cpl during the third quarter of 2005, compared to 3.7 cpl the year before.

Growth Update

Suncor is now focused on plans to further increase production capacity to 350,000 bpd in 2008. The centrepiece of the expansion is the addition of a third pair of cokers to Upgrader 2. Engineering on this portion of the project is approximately 77% complete and construction is about 22% complete. The project is on schedule and within budget projections. The expansion is expected to coincide with investments in mining and in-situ operations.

In the downstream, modifications to the Sarnia refinery remain on schedule and on budget. Engineering for the low-sulphur fuels portion of the project has concluded and construction is more than half complete. Engineering on modifications to increase the refinery’s capacity for sour crude blends is 70% complete and construction has started.

Modifications to enable the Denver refinery to meet regulatory requirements for low sulphur diesel fuel while also allowing the refinery to process additional volumes of oil sands sour crude are well under way. Suncor is currently reviewing cost estimates for the project and the budget is expected to increase.

As Suncor invests for future growth, prudent debt management remains a priority. At the end of the third quarter, the company’s net debt was $3.3 billion. With oil sands production returned to capacity, debt levels are expected to stabilize.

To provide stability to future earnings and cash flow, Suncor has entered into hedging agreements for 7,000 bpd for the years 2006 and 2007, locking in a minimum price of US$50 per barrel WTI while allowing participation in higher crude oil prices to an average of about US$92 per barrel WTI. The company will consider future hedges up to 30% of crude oil production, if strategic opportunities are available.

“Increased production capacity and strong commodity prices provide us with a solid financial base to pursue our growth plans.”

Rick George president and chief executive officer

outlook for 2005

Suncor’s outlook provides management’s targets for 2005 in certain key areas of the company’s business. Outlook forecasts are subject to change.

Oil Sands

With both repairs and expansion complete, production capacity has increased to 260,000 bpd. However, actual production, product mix and related cash operating costs may vary as the company gains experience operating the newly commissioned assets.

Natural Gas

Suncor expects to meet its revised annual natural gas production outlook of 195 to 200 mmcf per day. Suncor’s Natural Gas business will continue to focus on annually increasing production by 3% to 5% in order to provide a financial hedge against natural gas use at the company’s oil sands and refining operations.

Factors that could potentially impact Suncor’s financial performance during the balance of 2005 include:

•                                            final timing of the settlement and payment of insurance proceeds related to the oil sands fire. There is no specific schedule for the balance of the payments. While Suncor expects insurance recoveries will continue in the fourth quarter of 2005, final settlement of the claims will extend beyond 2005.

•                                            ongoing volatility in global crude oil markets and North American natural gas and synthetic crude oil markets.  Variability in crude oil supply may also impact Suncor’s realization on its crude oil sales basket. In the downstream, the pricing and availability of synthetic crude could also impact refining margins and profitability.